SB

MAR 0 8 2011

KW 3/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11021156

OMB APPROVAL	
Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65837

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Devenir, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 France Avenue South, Suite 670
(No. and Street)

Minneapolis (City) Minnesota (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name – *if individual, state last, first, middle name*)

2501 Wayzata Boulevard (Address) Minneapolis (City) Minnesota (State) 55405 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28

OATH OR AFFIRMATION

I, Eric Remjeske, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Devenir, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI LYNN HANSEN
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Member
Devenir, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Devenir, LLC (a wholly-owned subsidiary) as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devenir, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 23, 2011

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

DEVENIR, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CASH	$ 16,593
CLEARING ACCOUNTS RECEIVABLE	19,080
CLEARING ACCOUNT DEPOSIT	25,000
PREPAID EXPENSES	19
	$ 60,692

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 425
MEMBER'S EQUITY	60,267
	$ 60,692

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF INCOME
Year Ended December 31, 2010

REVENUE		
Investment banking fees		$ 63,583
Asset management commissions		524,263
Interest income		224
		588,070
OPERATING EXPENSES		
Employee compensation and benefits	$ 327,992	
Rent	32,452	
Licenses and permits	29,386	
Clearance fees	39,271	
Communications and data processing	2,793	
Professional services	59,646	
Interest	34	
Other expense	68,639	560,213
NET INCOME		$ 27,857

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2010

	Member's Equity
BALANCE – DECEMBER 31, 2009	$ 32,410
Net income	27,857
BALANCE – DECEMBER 31, 2010	$ 60,267

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

OPERATING ACTIVITIES		
Net income		$ 27,857
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Clearing accounts receivable	$ (18,039)	
Prepaid expenses	131	
Accounts payable and accrued expenses	(382)	(18,290)
Net cash provided by operating activities and increase in cash		9,567
CASH		
Beginning of year		7,026
End of year		$ 16,593

See notes to financial statements.

DEVENIR, LLC

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies –

Description of Business

Devenir, LLC (Company) is a "fully disclosed introducing" broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB) and is a wholly-owned subsidiary of Devenir Group, LLC (Parent).

The Company is engaged in a single line of business which engages in the following types of services, as agreed to with FINRA:

- Broker retailing corporate debt and equity securities
- Retail mutual funds
- Broker U.S. Government securities and sell municipal securities in the secondary markets
- Investment advisory services
- Private placement of securities

Securities transactions are cleared by Pershing, LLC (Pershing) as the Company's clearing broker.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Investment banking fees are earned from providing private placement, merger and acquisition, divesture services, and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

Commissions and related clearing expenses for securities transactions are recorded on a settlement-date basis.

Income Taxes

Income or loss of the Company is allocated to the member for income tax purposes. Therefore, no provision for income taxes is presented in these financial statements.

2. Off-Balance Sheet Risk –

The Company clears all transactions for its customers on a fully disclosed basis with Pershing, a clearing broker, who carries all the customer accounts and maintains the related records. The Company is liable to Pershing for the transactions of the Company's customers. These activities may expose the Company to off-balance-sheet risk in the event the other parties are unable to fulfill their contractual obligations. A $25,000 clearing account was established to ensure the performance of obligations under the agreement.

3. Net Capital Requirement and Exemption –

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2010, net capital under the rule was $60,248, which exceeded the minimum capital requirement by $55,248. Aggregate indebtedness was $425 at December 31, 2010, resulting in a ratio of aggregate indebtedness to net capital of .01 to 1.

The Company operates under the provisions of paragraphs (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the remaining provisions of the rule.

4. Lease Commitments –

The Company operates in space leased on a month-to-month basis and furnished by its Parent. The Parent charges the Company for use of the office space and the communications system at 75% of the Parent's cost. Rent expense was $32,452 for 2010.

5. Related Party Transactions –

The Parent company is the sole owner of the Company and is responsible for maintaining net capital requirements.

The Company has an expense sharing agreement with its Parent for the provision and use of certain property, employee and other services. The agreement is for one year with renewal options. Expenses under the agreement were $451,870, consisting primarily of compensation, occupancy, and professional services.

6. Concentration –

The Company earned approximately 14% of its 2010 fees and commissions from one customer.

7. Subsequent Events –

Management has evaluated subsequent events through February 23, 2011, the date at which the financial statements were available for issue.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Member
Devenir, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of Devenir, LLC as of and for the year ended December 31, 2010, and have issued our report thereon dated February 23, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 23, 2011

DEVENIR, LLC

COMPUTATION OF NET CAPITAL
December 31, 2010

NET CAPITAL	
Member's equity	$ 60,267
Deductions for nonallowable assets:	
Prepaid expenses	(19)
NET CAPITAL	$ 60,248
BASIC NET CAPITAL REQUIREMENTS	
Net capital	$ 60,248
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	5,000
Excess net capital	$ 55,248
AGGREGATE INDEBTEDNESS	$ 425
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.01 to 1
RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2010	
Net capital as reported by the Company	$ 60,267
Prepaid expense as a nonallowable asset	(19)
NET CAPITAL	$ 60,248

See independent auditor's report on supplementary information.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Member
Devenir, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Devenir, LLC (Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 23, 2011

DEVENIR, LLC

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

December 31, 2010

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Member
Devenir, LLC
Minneapolis, MN

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Devenir, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Devenir, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Devenir, LLC's management is responsible for the Devenir, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check number 5893; dated February 2, 2011; payable to SIPC for $359.88 submitted with 2010 SIPC-7) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting total revenue reported on Form SIPC-7 was greater than total revenue reported on X-17A-5 by $9;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. We obtained a summary of mutual fund commissions from the Company's 2010 general ledger totaling $323,934, which is $32 more than reported on Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Profit and Loss Statement and general ledger prepared by the Company for the year ended December 31, 2010) supporting the adjustments noting no differences; and

5. Compared the amount of the $150 prior year overpayment applied as reported on the General Assessment Payment Form SIPC-6 to correspondence from the SIPC. Also compared the overpayment applied as reported on the General Assessment Reconciliation Form SIPC-7 to supporting schedules, noting line 2C on Form SIPC-7 should be zero, rather than $19.11.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

LBLCO CELEBRATES 70 YEARS OF SERVICE
Accounting & Auditing | Tax | Private Investment Banking | Actuarial & Benefits Consulting | Valuation & Litigation Support
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Lurie Besikof Lapidus
& Company, LLP

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 23, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DECEMBER 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065837 FINRA DEC
DEVENIR LLC 18*18
7701 FRANCE AVE S STE 670
MINNEAPOLIS MN 55435-3202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 659.88

B. Less payment made with SIPC-6 filed (exclude interest) (280.89)

Date Paid

C. Less prior overpayment applied (19.11)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 359.88

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 359.88

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Devenir, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President & CCO
(Title)

Dated the 2 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2016 and ending Dec 31, 2016
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 587855

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 323,902

(2) Revenues from commodity transactions ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 263,953

2e. General Assessment @ .0025 $ 659.88

(to page 1, line 2.A.)

DEVENIR, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2010